UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                               (RULE 13D-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               TELIGENT, INC.
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                              (Name of Issuer)

                           Class A Common Stock,
                          par value $.01 per share
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                       (Title of Class of Securities)

                                87959Y 10 3
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                               (CUSIP Number)

                               Alex J. Mandl
                    Chairman and Chief Executive Officer
                               Teligent, Inc.
                             8065 Leesburg Pike
                           Vienna, Virginia 22182
                               (703) 762-5100
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              With a copy to:

                          Laurence E. Harris, Esq.
                 Senior Vice President and General Counsel
                               Teligent, Inc.
                             8065 Leesburg Pike
                           Vienna, Virginia 22182

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                             December 24, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.



                                SCHEDULE 13D


CUSIP NO.   87959Y 10 3
(Class A Common Stock)


        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1    Alex J. Mandl
        SS# ###-##-####

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                 (b)|_|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
        PF, OO (See Item 3)

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)               |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

          NUMBER OF            7   SOLE VOTING POWER   (See Item 5)
           SHARES                  1,226,622
        BENEFICIALLY
          OWNED BY             8   SHARED VOTING POWER (See Item 5)
            EACH
         REPORTING
          PERSON               9   SOLE DISPOSITIVE POWER  (See Item 5)
           WITH                    1,226,622

                              10   SHARED DISPOSITIVE POWER (See Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
       1,226,622

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                          (See Item 5)           |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          13.4%

  14   TYPE OF REPORTING PERSON*
          IN



Item 1.    Security and Issuer.

               The title of the class of equity securities to which this Statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Teligent, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8065 Leesburg Pike, Vienna, Virginia 22182.


Item 2.        Identity and Background.

               (a)  This Statement is filed by Alex J. Mandl.

               (b) Mr. Mandl's business address is c/o Teligent, Inc., 8065 Leesburg Pike, Vienna, Virginia 22182.

               (c) Mr. Mandl is the Chairman and Chief Executive Officer of the Company.

               (d)-(e) During the last five years, Mr. Mandl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. Mandl is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

               Mr. Mandl purchased with personal funds 225,000 shares (the "Purchased Shares") of Class A Common Stock in the Company's initial public offering of Class A Common Stock (the "IPO") which was consummated on November 26, 1997, at a price of $21.50 per share (the price to the public in the IPO), or an aggregate price of $4,837,500. An additional 1,001,622 shares of Class A Common Stock beneficially owned by Mr. Mandl (the "Vested Option Shares") are subject to currently exercisable employee stock options under the Company's 1997 Stock Incentive Plan (the "Plan") held by Mr. Mandl as a result of the conversion, effective upon consummation of the IPO, of Mr. Mandl's Company Appreciation Rights ("CARs") with respect to Teligent, L.L.C., a Delaware limited liability company ("Teligent, L.L.C."), into non-qualified stock options (the "Conversion") (the Purchased Shares and the Vested Option shares are sometimes referred to hereinafter as the "Shares"). In connection with and immediately prior to the IPO, Teligent, L.L.C. was merged with and into the Company, with the Company as the surviving corporation (the "Reorganization Merger"). The CARs were granted to Mr. Mandl pursuant to his employment agreement dated as of August 19, 1996, effective September 1, 1996 (the "Mandl Employment Agreement"), with Associated Communications, L.L.C. (the predecessor to Teligent, L.L.C.) which, among other things, provided for the conversion of the CARs into stock options upon completion by Teligent, L.L.C. or a successor entity of an initial public offering. Mr. Mandl paid no separate consideration for the grant of the CARs or in connection with the Conversion. See the discussions under Items 4 and 6 which are incorporated herein by reference.


Item 4.  Purpose of Transaction.

               Reference is made to the discussion in Item 3 hereof, which is incorporated herein by reference.

               As described under Item 3 above, Mr. Mandl purchased the Purchased Shares in connection with the IPO and acquired the Vested Option Shares pursuant to the Conversion. In connection with the IPO, the Company and Mr. Mandl agreed that, pursuant to the Conversion, the CARs would be converted into and become non-qualified stock options (the "Conversion Options") to purchase a number of shares of Class A Common Stock at respective exercise prices such that the value of the CARs immediately prior to consummation of the IPO would be reflected in the initial "spread value" of (and the number of shares of Class A Common Stock subject to) the Conversion Options determined based upon the average closing price per share of Class A Common Stock on the Nasdaq National Market over the first twenty days of public trading commencing upon consummation of the IPO. Such first twenty trading days ended on December 24, 1997.

               Mr. Mandl has no current plans to dispose of the shares of Class A Common Stock beneficially owned by him. However, subject to his obligations under the agreements described under Item 6 below, he may in the future dispose of shares of Class A Common Stock in the market, in privately negotiated transactions or otherwise, including pursuant to exercise of the registration rights granted to Mr. Mandl under the Mandl Employment Agreement. In addition, while he has no current plans to do so, Mr. Mandl reserves the right to acquire additional shares of Class A Common Stock, through market purchases, in privately negotiated transactions or otherwise.


Item 5.  Interest in Securities of the Issuer.

               (a) As of the close of business on December 24, 1997, Mr. Mandl beneficially owned the 225,000 Purchased Shares and the 1,001,622 Vested Option Shares, or a total of 1,226,622 Shares. Based on information set forth in the Company's Registration Statement on Form S-1 with respect to the IPO which was declared effective on November 21, 1997 (the "Registration Statement"), such 1,226,622 Shares represented approximately 13.4% of the total number of shares of Class A Common Stock outstanding on November 26, 1997 immediately after consummation of the IPO.

               Pursuant to the Conversion, Mr. Mandl received Conversion Options to purchase a total of 6,009,732 shares of Class A Common Stock at a weighted average exercise price per share of Class A Common Stock of $5.69 (excluding the exercise price of $46.00 per share for the 1,001,622 shares of Class A Common Stock subject to Mr. Mandl's Conversion Option which vests in 2002). Mr. Mandl's Conversion Options are vested and immediately exercisable with respect to the 1,001,622 Vested Option Shares and, as contemplated by the Mandl Employment Agreement, will vest and become exercisable with respect to the remaining 5,008,110 shares of Class A Common Stock subject to the Conversion Options ratably over the remaining five years of the term of Mr. Mandl's employment pursuant to the Mandl Employment Agreement, subject to (i) acceleration of vesting of all the Conversion Options in the event of a Change in Control (as defined in the Mandl Employment Agreement) of the Company and (ii) acceleration, upon the termination of Mr. Mandl's employment with the Company for any reason other than Cause (as defined in the Mandl Employment Agreement), of the vesting of the Conversion Option that otherwise would have vested on the next anniversary of the effective date of the Mandl Employment Agreement (September 1, 1996 being such effective date).

               (b) Mr. Mandl has the sole power to vote or direct the vote and to dispose and direct the disposition of the 1,226,622 Shares beneficially owned by him.

               (c) Except as described above under Items 3 and 4 and in this Item 5, Mr. Mandl has not effected any transaction in shares of Class A Common Stock during the past 60 days.

               (d)    None.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer.

MANDL EMPLOYMENT AGREEMENT

               Reference is made to the discussions under Items 3, 4 and 5 which are incorporated herein by reference.

               Under the Mandl Employment Agreement, which was assumed by the Company pursuant to the Reorganization Merger, and to which Microwave Services, Inc., a Delaware corporation and a wholly owned subsidiary of The Associated Group, Inc. ("MSI"), and Digital Services Corporation, an affiliate of Telcom Ventures, L.L.C. ("DSC"), are parties for certain limited purposes, the Company has granted Mr. Mandl certain limited "piggyback" and demand registration rights with respect to the shares of Class A Common Stock which are subject to the Conversion Options. The Mandl Employment Agreement also provides that if either MSI or DSC sells any of their respective interests in the Company to a third party, such seller shall be obligated to require the purchaser of such interest to purchase, and may require Mr. Mandl to sell to such third party, a proportionate percentage of the vested equity interest represented by Mr. Mandl's CARs (which have been converted into the Conversion Options pursuant to the Conversion as described above) valued as of the date of such purchase, at the same price paid by the third party for the interest of such seller. The Mandl Employment Agreement also provides for a right of first refusal on the part of MSI and DSC with respect to the disposition by Mr. Mandl of an equity interest in the Company. The Mandl Employment Agreement is included as Exhibit 1 to this Statement, and the foregoing description of the Mandl Employment Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

CONVERSION NONQUALIFIED STOCK OPTION AGREEMENT

               The Company is in the process of preparing a nonqualified stock option agreement covering the shares of Class A Common Stock subject to the Conversion Options. As soon as that agreement is completed, it will be filed by an amendment to this Schedule 13D.

UNDERWRITER LOCK-UP AGREEMENT

               In connection with the IPO, Mr. Mandl entered into a lock-up agreement (the "Lock-Up Agreement") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Merrill Lynch") and the other underwriters for the IPO, whereby he agreed not to, without the prior written consent of Merrill Lynch, directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or securities of the Company convertible into or exchangeable or exercisable for Common Stock, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing, before the expiration of the 180-day period commencing on November 20, 1997, subject to certain exceptions. The Lock-Up Agreement is included as Exhibit 3 to this Statement, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

               Except as described in this Statement, Mr. Mandl does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Company.


Item 7.        Material to be Filed as Exhibits.

               Exhibit 1: Employment Agreement dated August 19, 1996, between Associated
                                    Communications, L.L.C. and Alex
                                    J. Mandl

               Exhibit 2:            Conversion Nonqualified Stock
                                    Option Agreement dated as of
                                    December 24, 1997, effective as
                                    of November 26, 1997, between
                                    Teligent, Inc. and Alex J. Mandl
                                    (This agreement will be filed by
                                    amendment as soon as completed)

               Exhibit 3:           Underwriter Lock-Up Agreement


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ Alex J. Mandl
                                            Alex J. Mandl



DATE:  January 5, 1998



                               EXHIBIT INDEX
                                                            Sequentially
Exhibit        Description                                  Numbered Page

    1          Employment Agreement dated August
               19, 1996, between Associated
               Communications, L.L.C. and Alex J.
               Mandl

    2          Conversion Nonqualified Stock Option
               Agreement dated as of December 24,
               1997, effective as of November 26,
               1997, between Teligent, Inc. and
               Alex J. Mandl (This agreement will
               be filed by amendment as soon as
               completed)

    3          Underwriter Lock-Up Agreement